

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2012

<u>Via E-mail</u>
Mr. Jay Weisberg
Chief Financial Officer
Progressive Care, Inc.
1111 Park Center Boulevard
Suite 202
Miami Gardens, FL 33169

> **Re: Progressive Care, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 000-52684**

Dear Mr. Weisberg:

We have reviewed your June 7, 2012 response to our May 10, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to the comments, we may have additional comments and/or request that you amend your filing.

<u>Consolidated Financial Statements</u>

<u>Consolidated Statements of Cash Flows, page F-6</u>

1. Please refer to your response to prior comment one. Please confirm to us that you will revise your statements of cash flows to start with net loss for both years presented.

<u>Notes to Consolidated Financial Statements</u>

<u>Note 4. Accounts Receivable, page F-12</u>

2. Your response to prior comment two states that ASC 250-10-45 is not relevant. Your disclosure of estimated errors in the billing process appears to indicate a correction of an error. Tell us why ASC 250-10-45-22 is not applicable and describe for us your billing

process including the nature of significant estimates and adjustments. Please provide us proposed revised disclosure, as appropriate.

Note 11. Acquisition of PharmCo, page F-15

3. Your response to prior comment three did not provide your analysis of the transaction and how you reconsidered your accounting of the transaction after reviewing the appropriate literature. Please provide this analysis as previously requested. Please note that we will consider your description of the restatements after reviewing the analysis.

Note 13. Income Tax, page F-18

4. Based on your response to prior comment four please provide us proposed disclosure to explain why you amended your 2010 tax return.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments.   In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant